October 4, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549-4631

Re:	Health Directory Inc. Amendment No. 3 to Registration Statement on Form S-l Filed September 21, 2011 File No. 333-174581

Dear Mr. Houseal:

We represent Health Directory, Inc. (“Health Directory” or, the “Company,” “we,” “us,” or “our”).  By letter dated September 28, 2011 the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided the Company with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-1A filed on September 21, 2011. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

Risk Factors

Risks Related to Our Business

“Until we register a class of our securities under Section 12 of the Securities Exchange Act of 1934 (“Exchange Act”)…”, page 6

1.
We refer to prior comment 3. You state that upon effectiveness you will not be subject to going-private regulations. Consistent with paragraph (c) of Rule 13e-3, as a Section15(d) filer you must comply with paragraphs (d)-(f) of Rule 13e-3. Accordingly, you should remove any references to “the going private regulations” from the risk factor.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to delete any reference to “the going private regulations.”

“We are not required to provide management’s report on the effectiveness of our internal controls over financial reporting…”

2.	Please revise this risk factor to indicate that as a smaller reporting company, your management will be required to provide a report on the effectiveness of your internal controls over financial reporting, but will not be required to provide an auditor’s attestation regarding such report. You may also wish to note that management’s report need not be provided until your second annual report.

Response: The Registration Statement on Form S-1/A has been revised on page 6 to revise the risk factor regarding our management’s requirement to provide a report on the effectiveness of our internal controls over financial reporting.

Sincerely, /s/ Sichenzi Ross Friedman Ference Anslow, LLP